VEON Receives Nasdaq Notice on Delayed Filing, Confirms Ongoing Effort to Address Auditor Appointment Amsterdam, 22 May 2024 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company”), confirms that on May 20, 2024 it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that, as a result of the Company’s delay in filing its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”), the Company is not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1). The Company had previously shared the expected delay in its 2023 20-F filing with a press release dated March 14, 2024, and subsequently filed its Notification of Late Filing on Form 12b-25 with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Notification of Late Filing”). As described in these disclosures, the delay in the Company’s 2023 20-F filing is due to the continued impact of challenges faced by the Company in connection with the timely appointment of an independent auditor that meets the requirements for a Public Company Accounting Oversight Board (“PCAOB”) audit following VEON’s exit from Russia. As previously announced, the Company has already appointed PwC for the audit of the 2023 Financial Statements performed in accordance with International Standards on Auditing (ISA) for its Dutch filing requirements related to VEON’s listing on Euronext Amsterdam, but requires additional time to finalise its PCAOB auditor appointment. Nasdaq has given the Company until July 19, 2024 to submit its plan to regain compliance under Nasdaq Listing Rule 5250(c)(1) and the Company expects to submit its plan by such date. Following submission of the Company's plan to Nasdaq, Nasdaq may grant the Company an exception of up to 180 calendar days, or until November 11, 2024, to regain compliance. VEON is currently working on appointing an auditor that can meet the requirements under PCAOB auditing standards, and completing the relevant audit and internal controls procedures for its consolidated financial statements for the year ended December 31, 2023.

The notification has no immediate effect on the continued listing status of VEON’s American Depositary Shares (“ADSs”) on Nasdaq and its ADSs will continue to trade on The Nasdaq Capital Market. Furthermore, VEON’s business operations are not affected by the receipt of the notification. About VEON VEON is a global digital operator provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s ability to appoint a PCAOB auditor, obtain an audit report from such auditor and the timing that Nasdaq may grant it to regain compliance. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact information VEON Investor Relations Faisal Ghori ir@veon.com